STRATEGIC REPORT

THE YEAR IN REVIEW

CLIENTS

● IN BRIEF:

2025 was a challenging year for WPP and some of our clients. Towards the end of the year we began to achieve renewed momentum, with a number of new business wins and retentions.

~1,700

clients[1]

21%

top 10 clients' share of revenue less pass-through costs (top 100: 50%)

[1] Clients generating >£0.5 million of revenue per annum

CLIENT SATISFACTION

In 2025 clients rated us 8.2 out of 10 for satisfaction, while our client net promoter score rose almost four points to 34.9. Overall, clients view us positively for building strong client relationships, fuelling growth and mitigating risk. Despite these positive indicators, we experienced some large client losses during the same timeframe – including eBay, Ikea, Mars and Sky – partly due to competitive pressures, but also reflective of our underperformance in some areas. Combined with fewer new pitch opportunities, this meant our like-for-like revenue less pass-through costs declined 5.4%, with a slightly smaller decline of 4.1% for our top 25 clients.

However, we were encouraged by the new business momentum we saw towards the end of the year, as we retained key client assignments and gained new accounts. In August, Mastercard appointed WPP Media as its global shopper marketing and commerce partner, while in November Reckitt appointed WPP Media to manage its media planning and buying across 21 European markets for brands including Durex, Nurofen, Strepsils, Gaviscon, Veet, Dettol, Finish and Vanish.

And we ended the year with some significant wins, including a four-year contract for the UK government's media activities, and global creative and production duties for consumer healthcare leader Kenvue, for all brands except Neutrogena.

CLIENT ROSTER

Our client roster includes some of the world's most influential and recognised brands across all industry sectors: from consumer packaged goods and technology to healthcare & pharma and autos. We partner with businesses of all sizes, from global industry leaders to small and medium-sized enterprises, across all major regions including North and Latin America, Europe, Asia and more.

Our top 100 clients account for half of our revenue less pass-through costs. And beyond that we serve around 1,600 smaller, typically local or regional businesses.[1]

TOP TEN CLIENTS

amazon, Apple, BAT, The Coca-Cola Company, Colgate-Palmolive, Ford, Google, L'Oréal Groupe, Nestlé, Unilever

WPP ANNUAL REPORT 2025 20